

May 22, 2009

By facsimile to (212) 930-9725 and U.S. Mail

Mr. Paul Morrison
Chief Executive Officer
OmniReliant Holdings, Inc.
14375 Myerlake Circle
Clearwater, FL 33760

Mr. Oscar Rodriguez
President
Abazias, Inc.
5214 SW 91st Terrace, Suite A
Gainesville, FL 32608

Re: OmniReliant Holdings, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-4
        Filed May 7, 2009
        File No. 333-157256

Dear Messrs. Morrison and Rodriguez:

        We reviewed the filing and have the comments below. Please key your responses to the comments in the cover letter that you provide in response to the comments. Note that it is insufficient to state simply that you have revised the registration statement. Rather, you should specify where you have made revisions in the registration statement.

General

1.   Refer to prior comments 46 and 75. As noted previously, one purpose of the special meeting includes procedural matters such as adjournment for the purpose of soliciting additional proxies. For example, refer to pages 2, 14, 79, and 80. If you intend to use shareholder votes in order to adjourn the meeting to solicit additional proxies, please note that we do not consider this to be a matter incident to the conduct of the meeting over which the proxy holders can exercise discretionary authority under Rule 14a-4(c)(7). As such, you would have to ensure that the form of proxy identifies the matter of adjournment as a separate matter to be acted upon, with an opportunity for the person

solicited to specify by boxes a choice between approval or disapproval of or abstention to the matter of adjournment. <u>See</u> Rule 14a-4 of Schedule 14A. You would have to include also appropriate disclosure about this matter to be voted upon in your proxy statement/prospectus. Please comply with the previously issued comments. Allow us sufficient time to review the preliminary form of proxy before requesting acceleration of the registration statement's effectiveness.

2.   Please ensure that the financial statements and corresponding financial information, including the pro forma financial information, comply with Article 8-08 of Regulation S-X.

3.   Please ensure that you update the registration statement throughout to provide the most recent available information. For example:

- Refer to prior comments 1 and 40. In the section entitled "Market for Common Equity and Related Stockholder Matters" on page 55, please update the tabular data to the end of the most recent quarter.

- Refer to prior comment 1. In the section entitled "Employees" on page 55, update the disclosure as of the most recent practicable date.

- In MD&A, update the disclosures as of the date of the latest financial statements included in the filing.

4.   The Form 8-K you filed on April 29, 2009 indicates that you purchased 50% of Strathmore's issued and outstanding common stock for $1 million. Items 9.01(a) and (b) of the Form 8-K indicate that you will file audited financial statements and pro forma financial statements within 71 days of May 5, 2009. Please tell us what consideration you gave as to whether the audited financial statements and corresponding pro forma financial information need to be provided in the Form S-4. In this regard, tell us whether the acquired entity exceeds any of the conditions of significance pursuant to Rule 1-02 of Regulation S-X at the 50 percent level. Refer to Rule 3-05(b)(4)(i) of Regulation S-X. Please also disclose the terms of this transaction, including how you intend to account for this entity.

5.   Please include all of the information required by Part D of form S-4. You should include information required by Item 6 of Schedule 14A, regarding voting securities and principal holders thereof, for both OmniReliant and Abazias, as required by Item 18(a)(5)(ii). You should also include the information required by Item 18(a)(7) of the

Form, regarding each person who will serve as a director or officer of OmniReliant, including Item 401, 402 and 404 information.

Registration Statement's Facing Page

6.   Refer to prior comment 4. As requested previously, include the zip code of OmniReliant's principal executive offices as required by Form S-4.

Calculation of Registration Fee Table, page 1

7.   Please specify that you are registering shares of Series E Preferred Stock, rather than "preferred stock" in the fee table and footnotes thereto.

8.   Footnote (2) indicates that an additional 13,001,000 shares of common stock are being registered to account for any adjustment to the preferred stock under the Series E preferred stock certificate of designations. Note that you may only register a good faith estimate of the number of shares that may be issued pursuant to a conversion formula. Please tell us supplementally OmniReliant's basis for registering this number of additional shares. Also confirm your understanding that if the Series E Preferred shares are converted in to a greater number of shares of common stock than your good faith estimate, you will file a new registration statement for those shares, as Rule 416 would not apply to additional shares issuable as a result of a conversion formula.

Outside Front Cover Page of Proxy Statement/Prospectus, page 2

9.   Please revise the letter to shareholders of Abazias to include all of the information that Item 501 of Regulation S-K requires for a prospectus. Because this is a joint proxy statement-prospectus, the letter to shareholders also serves as the prospectus cover page, and must therefore include all of the information that Item 501 requires, including, for example, the name of the issuer.

10.   We note your statement, here and elsewhere in your document, that the exchange ratio is fixed. However, your statement that you will issue the OmniReliant shares on a pro rata basis in exchange for the Abazias shares suggests that it is the total consideration, not the exchange ratio, that is fixed. Please revise your cover page and other disclosures elsewhere in the document to clarify this. For example, we note disclosure under the risk factor on page 48 entitled "Because the market price of OmniReliant common stock will fluctuate …" states that the "per share amount is fixed." In addition, if the exchange ratio (on a per share basis) is in fact fixed, please disclose the ratio. If the ratio is unknown at

this time, please make that clear and provide an illustrative example of the exchange ratio as of the most recent practicable date.

11.   You state that 13,001,000 shares of OmniReliant will be exchanged on a pro rata basis. Please reconcile this disclosure with your response to prior comment 6, which states that the exchange ratio is based on 13 million shares only, with the extra 1,000 shares being registered as consideration for fractional shares to round up each holder's interest to a whole number of shares.

12.   Refer to prior comments 7, 67, and 68. Disclosures on pages 24 and 28 indicate that although the Series E preferred stock is initially convertible into common stock on a one for one basis, this conversion rate is subject to a one time adjustment on the closing date of the Abazias purchase where the conversion price is adjusted downward on a pro rata basis for common market values below $1.20, subject to a floor of $0.50. Revise the outside front cover page and elsewhere in the proxy statement/prospectus, including the "Q: What will Abazias' stockholders receive in the merger?" on page 11 and the risk factor "Because the market price of OmniReliant common stock will fluctuate…" on page 48, to make clear the adjustment feature and also the contingent element that comprise the merger consideration. Further, provide appropriate cross references throughout the proxy statement/prospectus to the tabular presentation on page 26.

Prospectus Summary, page 9

13.   Update the disclosure to included OmniReliant's Form 10-Q for the quarter ended March 31, 2009 and Abazias' Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009.

Q: Are there any stockholders already committed to vote…?, page 13; Voting by Abazias Directors and Executive Officers, page 80

14.   We note your response to prior comment 9, including disclosure which now states that the directors and officers of Abazias have agreed to vote in favor of the merger, but that there are no formal voting agreements. Please clarify if you mean instead that they have indicated their intention to vote in favor of the merger. If the company does not have an enforceable agreement with these parties to ensure their vote, please avoid any implication that this may be the case. Otherwise, as requested, please file any written agreement or summary of an oral agreement as an exhibit to the registration statement. See Question 146.04 under Regulation S-K in our "Compliance and Disclosure Interpretations" that are available on the Commission's website at http://www.sec.gov.

Pro Forma Financial Statements

Notes to the Unaudited Condensed Consolidated Pro Forma Financial Information

Note 1. Pro Forma Transaction and Basis of Presentation, page 24

15.   We note your response to prior comment 16. In a similar manner to your response, please disclose what will happen to all outstanding options and warrants of Abazias prior to the merger.

16.   We remind you that Rule 11-02(b)(6) of Regulation S-X states that pro forma adjustments related to the pro forma statements of operations shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented. Your disclosures indicate that for purposes of arriving at the pro forma statement of operations for the six months ended December 31, 2008 you assumed that the transactions occurred on July 1, 2008. In this regard, please revise, as necessary, to assume the transactions occurred on July 1, 2007, which is the beginning of the fiscal year presented. Please also revise the note to adjustment (m) related to the consulting contract executed by Abazias.

17.   We note your response to prior comment 24. You have recorded net losses for each of the two fiscal years ended June 30, 2008 and Abazias has recorded net losses for each of the two years ended December 31, 2008. In light of this, please disclose how you determined you will realize the deferred tax asset that you recorded related to Abazias net-operating loss carryforward in adjustment (f). Please also disclose why there are no income tax amounts recorded on your pro forma statements of operations, especially given your pro forma net income for the six months ended December 31, 2008.

Note 2. Purchase Accounting, page 26

Purchase Price, page 28

18.   It remains unclear how you arrived at the anti-dilution protection amounts to be included in the determination of the fair value of the Series E preferred shares. Please clearly show the calculations used to arrive at these amounts.

Note 3. Accounting for Series E Preferred Stock, page 30

19.   Please supplementally provide us the calculations to show how you arrived at the
        adjusted conversion prices and corresponding beneficial conversion feature amounts
        pursuant to EITF 98-5 and EITF 00-27.

Note 5. Pro Forma Adjustments – Abazias Acquisition, page 33

20.   For adjustment (g), you concluded that no accretion of discount arising from the
        allocation of value to the beneficial conversion feature is warranted because the series E
        preferred stock is not redeemable under any circumstances. Please supplementally tell us
        what consideration you gave to Issue 6 of EITF 00-27 in determining how to account for
        the accretion of the discount on a prospective basis related to the beneficial conversion
        feature. If necessary, please revise your disclosure to discuss your accounting on a
        prospective basis as well as explain that you are not including a pro forma adjustment as
        it is a nonrecurring item.

Note 6. Series F Convertible Preferred Stock and Warrant Financing, page 37

21.   Your disclosures indicate that the investor and placement agent warrants provide for their
        redemption for cash or other assets only in the event of a fundamental transaction
        involving either (i) a merger or consolidation, (ii) a sale of all or substantially all assets,
        (iii) a tender offer is completed, or (iv) a reclassification of the common stock or any
        compulsory share exchange pursuant to which the common stock is effectively converted
        into or exchanged for other securities, cash, or property. Your disclosures indicate that
        you determined SFAS 150 was applicable in accounting for these warrants whereas your
        disclosures on page 40 indicate that you accounted for these pursuant to SFAS 133.
        Please revise your disclosures as necessary. Please supplementally tell us how you
        determined whether these warrants should be accounted for pursuant to SFAS 150 or
        SFAS 133. Please correspondingly address what consideration you gave to paragraph 29
        of SFAS 128 and EITF Topic D-72 in determining how to treat these warrants for
        purposes of calculating diluted earnings per share.

22.   Please clearly disclose how you arrived at the fair value of each component of the series
        F preferred stock on page 38. Please disclose the estimates and assumptions used to
        arrive at these amounts. Please also clearly disclose whether the preferred stock is
        currently redeemable and the corresponding redemption amount. Please also disclose
        whether the redemption amount changes.

23.	We remind you that paragraph 18 of EITF Topic D-98 states that increases or decreases in the carrying amount of a redeemable security other than common stock should be treated in the same manner as dividends on nonredeemable stock and should be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. Given your stockholders' deficiency, please advise or revise adjustment (4) related to the deemed dividend.

Comparative Historical and Pro Forma Financial Information and Per Share Data, page 42

24.	We note your response to prior comment 25. Please disclose what the equivalent pro forma per share amounts represent as well as the assumptions used in arriving at this amount. For example, you should clearly disclose the market price scenario that you assumed. In a similar manner to your disclosures in the pro forma financial information, please also consider disclosing the equivalent pro forma per share amounts assuming different market price scenarios. Please correspondingly revise your disclosures on page 10.

25.	Please ensure that all of the amounts reported in the pro forma information column are the same as reported in your pro forma financial statements. For example, the pro forma stockholders' deficiency as of December 31, 2008 on page 42 does not agree to the amount reported on the pro forma balance sheet on page 21. Please revise as necessary. Please correspondingly revise any amounts on page 10 in your comparative per common share data.

26.	Please add a footnote to the equivalent pro forma information to state, if true, that the Series E preferred stock being given to Abazias shareholders does not participate with your common stock shareholders unless they convert their series E preferred stock to common stock. Thus, for purposes of calculating income (loss) per equivalent common share, you have only presented diluted EPS amounts and not basic EPS amounts. Please correspondingly revise your disclosures on page 10.

27.	Please remove the pro forma and equivalent pro forma balance sheet and book value information presented as of June 30, 2008. Please correspondingly revise your presentation on page 10.

28.	Please present pro forma book value per common share and equivalent pro forma book value per common share amounts under both scenarios on pages 10 and 42. The first scenario should only give effect to the Abazias purchase. The second scenario should give effect to the Abazias purchase and the Series F preferred stock financing.

29.   Given that you and Abazias, Inc. have different year ends, please clearly disclose how you arrived at the amounts included in the historical information columns for Abazias, Inc. You should disclose how you arrived at the amounts for the six months ended December 31, 2008 and the year ended June 30, 2008.

<u>Our business may be affected by changes in our business relationships…, page 44</u>

30.   Refer to prior comment 26. This risk factor discussion continues to be generic and also vague. As requested previously, focus on aspects of the risk that are specific to OmniReliant and explain how the aspects affect the risk.

<u>There are a large number of shares underlying our Series C and Series D Convertible Preferred Stock and Warrants…, page 45</u>

31.   Refer to prior comment 28. As requested previously, revise this risk factor to present concise disclosure of the risk first, including the total number of shares underlying that may be available for future sale. Remove disclosure that does not help investors to understand the risk you are trying to present. The disclosure obfuscates the total number of shares that may be available for future sale. As requested previously, consider presenting data included in this risk factor in tabular format so that it is easier for investors to read and understand.

<u>If the proposed merger is not completed, Abazias and OmniReliant will have substantial costs…, page 47</u>

32.   Refer to prior comment 29. Please clarify for us how you responded to this comment, as we did not see that you provided quantified information or explained that the information is not known.

<u>The rights of Abazias' stockholders who become OmniReliant stockholders in the merger…, page 48</u>

33.   Refer to prior comment 30. If there are material differences between the current rights of Abazias' stockholders as compared to the rights that they will have as OmniReliant stockholders, you should state this unequivocally, rather than state that there "may be" material differences. Please also revise the risk factor "The trading price of shares of OmniReliant common stock after the merger…" on page 48 to specify what different factors will affect the trading price of OmniReliant common stock after the merger.

<u>If we fail to remain current on our reporting requirements…, page 49</u>

34.   Refer to prior comment 31. We assume that the phrase "While we do not expect to stay current" is inadvertent. Please revise or advise.

<u>OmniReliant is currently a penny stock issuer…, page 49</u>

35.   Refer to prior comment 33. Since OmniReliant is a penny stock issuer, please state unambiguously in the risk factor's caption or heading that OmniReliant "is" rather than "may be" subject to penny stock rules. Please also state unambiguously that since OmniReliant "is" a penny stock issuer, OmniReliant will not have the benefit of the safe harbor protection.

<u>Marketing and Distribution, page 53</u>

36.   Refer to prior comment 37. Disclosure in the first paragraph states that the KRH licensing agreement is "annexed" to the Form 8-K filed on November 29, 2006. If the KRH licensing agreement is filed as an exhibit to the Form 8-K, so indicate. Further, revise the registration statement's exhibit index to make clear that you are incorporating by reference exhibit 10.3. Lastly, remove the statement that the agreement is incorporated "herein" by reference. Rule 411(a) permits incorporation by reference in to a prospectus only where required or permitted by the form. Instead, you should ensure that you discuss all material provisions of this agreement in the prospectus, including but not limited to, the duration of the agreement, guaranteed minimum royalties, sales royalties and termination rights.

<u>Responze TV Loan Agreement, page 54</u>

37.   As appropriate, continue to update the disclosure concerning the status of the lawsuit pending in the Supreme Court State of New York, County of New York.

<u>Net Loss, page 59</u>

38.   Clarify that the net loss amounted to $(15,403,790) for the year ended June 30, 2008 and $(39,567,693) for the period from inception to June 30, 2008. We note the disclosure on page 18.

<u>Revenue recognition, page 78</u>

39.   Refer to prior comment 45. As noted previously, the meaning of the phrase "and even at any time we're aware" in the fifth sentence under (b) is unclear. Please revise.

Background of the Merger, page 82

40.   Refer to prior comment 51. In the fourteenth paragraph, summarize the oral analysis of any material financial projections for Abazias that were communicated to OmniReliant during this meeting or otherwise.

41.   In the fifteenth paragraph, describe the additional information that OmniReliant and Abazias requested and received from each other. Note that the sixteenth paragraph is repetitive of the fifteenth paragraph. Please revise.

42.   In the twenty-fourth paragraph, describe the nature of the information about OmniReliant provided to Abazias on August 14, 2008.

43.   Refer to prior comment 54. Clarify whether the amendment to the securities purchase agreement referred to in paragraphs forty-two and forty-three is the same amendment to the securities purchase agreement that is discussed in paragraph forty-one.

44.   This section should include some discussion about the parties decision to replace the securities purchase agreement with the merger agreement. You should also explain how the parties arrived at the amount of consideration to be paid to Abazias shareholders in the merger.

Abazias' Reasons for the Merger, page 85

45.   Refer to prior comment 55. The list of factors considered by Abazias's board in the revised disclosure on pages 85 through 88 does not inform investors of how each item impacted the decision of Abazias' board of directors to approve the merger and to recommend that Abazias' shareholders vote to adopt the merger agreement. Please revise this disclosure to discuss each of these factors in reasonable detail, so that investors better understand why the board thought they supported or detracted from the advisability of the transaction.

Interests of Executive Officers and Directors in the Merger, page 89

46.   As requested in prior comment 59, please quantify all of the interests that each officer
        and director has in the transaction individually, including Abases' shares of common
        stock to be exchanged for shares of OmniReliant's preferred stock. We note that
        disclosure on page 90 indicates that Mr. Oscar Rodriguez is the beneficial owner of
        1,125,000 shares of common stock of Abazias and that Mr. Jesus Diaz is the beneficial
        owner of 375,000 shares of common stock of Abazias.

47.   Refer to prior comment 60. State the value of the 99,239 shares of common stock of
        Abazias that Mr. Christopher D. Phillips "will be transferring/selling ownership and/or
        control."

Security Ownership of Certain Beneficial Owners, page 90

48.   The last sentence of this section refers to the vote necessary to approve the sale of
        substantially all of the assets of Abazias. Please revise to refer to approval of the merger.

Material United States Federal Income Tax Consequences, page 901

49.   Refer to prior comment 61. The disclosures throughout this subsection continue to
        reflect inaccurately the merger consideration. For example, refer to "U.S. Federal
        Income Tax Consequences of the Merger to U.S. Holders" on page 91, "Exchange of
        Abazias Stock Solely for OmniReliant Holdings, Inc. Preferred Stock" on page 92,
        "Character of Recognized Gain and Loss" on page 92, "Information Reporting and
        Backup Withholding" on page 93, and "Reporting and Retention Requirements" on page
        93. The response to prior comment 6 and disclosures elsewhere indicate that the merger
        consideration shall consist exclusively of 13,001,000 newly issued shares of
        OmniReliant's Series E zero coupon convertible preferred stock and that no cash or
        fractional shares will be distributed in the merger transaction. As requested previously,
        revise this section in its entirety to provide clear, definitive statements on the United
        States federal income tax consequences of the merger reflective of the merger
        consideration to be received by Abazias' shareholders.

50.   The responses to prior comments 62 and 63 indicate that OmniReliant will respond to the
        comments in another amendment to the registration statement. Allow us sufficient time
        to review the tax opinion and the related disclosure in the proxy statement/prospectus
        before requesting acceleration of the registration statement's effectiveness.

Dissenter's/Appraisal Rights, page 93

51.   Refer to prior comment 64. Clarify in the second paragraph that the discussion includes the material provisions of the law pertaining to appraisal rights under the Delaware General Corporation Law.

Where You Find More Information, page 110

52.   Refer to prior comment 77. The EDGAR system reflects that the Commission's filing number for filings by OmniReliant under the Exchange Act is 000-51599 and not 333-157256. Please revise.

Financial Statements

Abazias, Inc., page F-111

53.   Please update the financial statements listed on page F-111 to be consistent with the actual financial statements provided. For example, you should remove the reference to the financial statements for the three and nine months ended September 30, 2008 as these are no longer included.

54.   Given that you provided the audited financial statements as of December 31, 2008 and 2007 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2008 and 2007 beginning on page F-124, please consider removing the separate set of audited financial statements as of December 31, 2007 and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2007 and 2006.

Consolidated Balance Sheet for OmniReliant Holdings, Inc., page F-123

55.   It appears that this balance sheet may have inadvertently been included on this page. Please advise or remove.

Exhibit Index

56.   Refer to prior comment 48. Indicate that exhibit 2.1 is incorporated by reference to appendix A and that exhibit 2.2 is incorporated by reference to appendix B in the Form S-4 filed February 11, 2009.

57.   Indicate that exhibit 10.1 incorporates by reference to exhibit D-1 of appendix A in the Form S-4 filed February 11, 2009 the employment agreement of Mr. Oscar Rodriguez.

Indicate also that the employment agreement of Mr. Jesus Diaz is incorporated by reference to exhibit D-1 of appendix A in the Form S-4 filed February 11, 2009.

Exhibits

58.   Refer to prior comment 75. The response to prior comment 75 indicates that OmniReliant will file the form of proxy as required by Rule 14a-6(a) of Regulation 14A by another amendment to the registration statement. As requested previously, identify the form as preliminary as required by Rule 14a-6(e)(1) of Regulation 14A. See also Rule 14a-4 of Regulation 14A.

Exhibit 5.1

59.   Refer to prior comment 76. Specify in the third paragraph the number of shares of Series E preferred stock being sold under this registration statement.

Exhibit 23.2

60.   Please arrange with Malone & Bailey, PC to have it revise its consent to address the following:

- Fill in the date the S-4/A was filed as this date is currently blank.

- Revise the periods covered by its report as stated in the consent to be consistent with the periods included in its report dated March 30, 2009. Specifically, the consent refers to the statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2008, December 31, 2007, and December 31, 2006 whereas the March 30, 2009 report only refers to the years ended December 31, 2008 and December 31, 2007.

Closing

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when OmniReliant requests acceleration of the effective date of the pending registration statement, provide a written statement from each of OmniReliant and Abazias acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve OmniReliant and Abazias from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- OmniReliant and Abazias may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

Michael T. Williams, Esq.
Williams Securities Law Firm
2503 West Gardner Court
Tampa, FL 33611